Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions, Except Ratios)

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
Earnings:
Net earnings	$356.3	$338.4	$300.8	$240.2	$145.9
Provision for income taxes	197.4	120.9	48.7	35.7	41.1
Amortization of capitalized interest	0.5	0.2	0.1	0.1	0.2
Fixed charges excluding interest capitalized	22.8	22.5	23.0	37.9	47.7

Total	577.0	482.0	372.6	313.9	234.9

Fixed Charges:
Interest expense (gross of interest income)	11.2	12.1	13.0	28.9	39.3
Amortization of deferred financing expense	0.4	0.3	0.3	0.7	1.4
Interest capitalized	1.4	1.8	0.2	1.4	3.4
Interest component of rental expense	11.2	10.1	9.7	8.3	7.0

Total	24.2	24.3	23.2	39.3	51.1

Ratio of Earnings to Fixed Charges	23.8	19.8	16.1	8.0	4.6